SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of September, 2006

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F  X            Form 40-F
                                 -----                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                           Yes               No  X
                              -----            -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A



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This Form 6-K consists of:

The announcement relating to results of the communication and consultation among shareholders concerning the share reform scheme of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 5, 2006.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge
                                                                   ------------

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: September 6, 2006

                               [GRAPHIC OMITTED]
          (a joint stock limited company incorporated in the People's
              Republic of China with limited liability(pound)(C)
                              (Stock Code: 0386)

Announcement Relating to Results of the Communication and Consultation among shareholders concerning the Share Reform Scheme

                       (Overseas Regulatory Announcement)

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China Petroleum & Chemical Corporation and all members of its board of directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
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The Board of Directors of the China Petroleum & Chemical Corporation ("the
Company") was entrusted by the holders of non-tradable shares to handle the issues in relation to the share reform of the Company. After publication of the share reform scheme on 28 August 2006, the directors assisted the communication between the holders of non-tradable shares and investors through visits, holding of investors' seminars, conducting internet road-shows and establishing hotlines etc. Based on these results, the holders of non-tradable shares have come to a decision that the share reform scheme of the Company shall remain unchanged.

Pursuant to the relevant provisions set out in the Administrative Measures on the Equity Division Reform of Listed Companies and the Guidance Notes on the Equity Division Reform of Listed Companies, trading of the Company's A shares on the Shanghai Stock Exchange shall resume on 7 September 2006.

Please refer to Explanatory Statement Relating to the Share Reform of China Petroleum & Chemical Corporation (Summary) published in China Securities Journal, Shanghai Securities News and Securities Times as well as Explanatory Statement Relating to the Share Reform of China Petroleum & Chemical Corporation (Full) published on the website of Shanghai Stock Exchange (www.sse.com.cn) for further details of the Share Reform Scheme.



                                    For and on behalf of the Board of Directors
                                         China Petroleum & Chemical Corporation
                                                                        Chen Ge
                                            Secretary to the Board of Directors
Beijing, PRC, 5 September 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.